

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2013

Via Facsimile
Bryan J. Merryman
Chief Financial Officer
Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, CO 81303

> **Re: Rocky Mountain Chocolate Factory, Inc.**
> **Form 10-K for the Fiscal Year ended February 29, 2012**
> **Filed May 24, 2012**
> **Response Letter Dated March 29, 2013**
> **File No. 000-14749**

Dear Mr. Merryman:

We have reviewed your response letter dated March 29, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 28, 2012

Financial Statements, page 30

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 36

Cash Equivalents, page 3

1.   In your response to prior comment one you state you classify certificates of deposits with original maturity dates of six months or less as cash equivalents as you have the ability to terminate the deposits early with minimal penalty and there is insignificant risk of changes in value due to changes in interest rates. Please expand your accounting policy

disclosure to identify the types of investments you have classified as cash equivalents and describe how such investments with original maturities greater than three months meet the characteristics of a cash equivalent.

Inventories, page 37

2.   In your response to prior comment two you state that you recognize a quarterly expense of $15,000 for expected differences between cost and market. Please note we would expect adjustments to reduce the cost of obsolete, damaged and excess inventories to market to be based on actual differences.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant